FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
February 13, 2007

Manulife Financial Corporation declares dividends

TORONTO - Manulife Financial Corporation’s Board of Directors today declared a quarterly shareholders’ dividend of $0.20 per share on the common shares of the Company payable on or after March 19, 2007 to shareholders of record at the close of business on February 26, 2007.

The Board also declared dividends on the following  Non-cumulative Class A Shares, payable on or after March 19, 2007 to shareholders of record at the close of business on February 26, 2007.

•	Series 1 - $0.25625 per share
•	Series 2 - $0.29063 per share
•	Series 3 - $0.28125 per share

A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of The Manufacturers Life Insurance Company, payable on and after March 31, 2007 to shareholders of record at the close of business on March 15, 2007.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$414 billion (US$355 billion) as at December 31, 2006.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:	Shareholder Services:
Peter Fuchs	Terri Neville
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	shareholder_services@manulife.com